

10030808

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Commerzbank Capital Markets Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 World Financial Center
(No. and Street)

New York	New York	10281
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Kennedy (212) 703-4066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Matthew Kennedy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Commerzbank Capital Markets Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael A. Haskins
Notary Public - State of New York
No. 01HA6124760
Qualified in Manhattan County, Certified in New York County,
Term Expires March 28, 2013



Signature

Chief Executive Officer

Title



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5


SEC MAIL PROCESSING
RECEIVED
MAR 30 2010
WASH., D.C.
193
SECTION

To the Board of Directors of
Commerzbank Capital Markets Corporation:

In planning and performing our audit of the financial statements of Commerzbank Capital Markets Corporation (the "Company") as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with



management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 18, 2010


SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2010
WASH. D.C.
193
SECTION

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2009

Commerzbank Capital Markets Corporation
(A wholly owned subsidiary of Commerzbank AG)
Index
December 31, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors of
Commerzbank Capital Markets Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Commerzbank Capital Markets Corporation ("the Company") at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a member of a group of affiliated companies and, as disclosed in Note 3 to the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

March 18, 2010

Commerzbank Capital Markets Corporation

(A wholly owned subsidiary of Commerzbank AG)

Statement of Financial Condition

December 31, 2009

(in thousands)

Assets		
Cash and cash equivalents	$	73,807
Cash segregated under federal and other regulations		100
Receivable from brokers, dealers and clearing organizations		2,271
Due from affiliates		752
Securities owned, at fair value		64,991
Securities owned, pledged with affiliates, at fair value		2,499
Accrued interest receivable		14
Furniture, fixtures and leasehold improvements (at cost, less accumulated depreciation of $33 and amortization of $889)		321
Deferred tax assets		1,288
Other assets		373
Total assets	$	146,416
Liabilities and Stockholder's Equity		
Due to affiliates	$	4,667
Income taxes payable		8,861
Accrued expenses		2,635
Other liabilities		333
Total Liabilities		16,496
Commitments and contingencies (Note 8)		
Common stock		25,000
Additional paid in capital		45,152
Retained Earnings		59,768
Stockholder's equity		129,920
Total liabilities and stockholder's equity	$	146,416

The accompanying notes are an integral part of this financial statement.

1. Organization

Commerzbank Capital Markets Corporation (the "Company"), a Delaware corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Commerzbank AG (the "Parent"), a German bank. The Company's principal business is providing investment services to its customers and affiliates. The Company acts as agent for the sale of foreign exchange, fixed income, European listed equities and derivative products. Some of these products are issued by the Parent. The Debt Capital Markets group performs as co-manager in traditional bond underwriting. The Company's Alternative Investment Strategies Group ("AIS") provides due diligence, portfolio management, financial control, risk management, operations and compliance to the COMAS Group of funds.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. At December 31, 2009, the majority of the cash is held with two major financial institutions.

Securities owned, including those pledged

Securities transactions and related revenues and expenses are recorded on a trade date basis. Fair value is generally based on quoted market prices with unrealized gains and losses reflected in the statement of income.

Fair Value of Financial Instruments

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification or ASC) 820 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy of inputs for measuring value:

Level 1 Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.

Level 2 Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market data.

Level 3 Best information available when no observable market activity for the asset or liability exists at the measurement date.

The Company's assets and liabilities measured at fair value on a recurring basis, as of December 31, 2009, are comprised of U.S. government obligations totaling $94,489,950, classified as Level 1. The obligations are included in securities owned, at fair value and securities owned, pledged with affiliates, at fair value and cash and cash equivalents. The Company did not have any Level 2 or Level 3 assets/liabilities during the year.

Fixed Assets
Furniture and fixtures are depreciated on the straight-line method over the estimated useful life of the assets. Leasehold improvements are amortized over the shorter of their estimated useful lives or the terms of the leases to which they relate.

Income Taxes
The Company uses the asset and liability method of accounting for income taxes, which requires the recognition of deferred tax assets and liabilities at current statutory rates. Future tax benefits attributable to temporary differences are recognized to the extent that management believes realization is more likely than not.

Recent Accounting Pronouncements
In January 2010, the FASB amended accounting principles related to fair value measurements and disclosures (ASC 820) by providing guidance on increased fair value measurement disclosures. Effective in 2010, the FASB update will require the Company to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 securities and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 securities. The effect of this amendment is being analyzed by management.

In September 2009, the FASB issued implementation guidance on accounting for uncertainty in income taxes and disclosure amendments for nonpublic entities (ASC 740). The Company's adoption of this guidance did not have a material effect on its financial statements.

In July 2009, the FASB approved the FASB ASC as the single source of accounting principles generally accepted in the United States of America. While the Codification did not change accounting principles generally accepted in the United States of America, it introduced a new structure to the accounting literature and changed references to accounting standards and other authoritative accounting guidance. The Codification has been reflected in the notes to the financial statements.

In May 2009, the FASB amended accounting principles related to subsequent events which provide guidance regarding the recording and disclosure of events occurring subsequent to the balance sheet date (ASC 855). Since the Company already follows these amended principles, adoption of the standard did not affect the Company's financial statements.

In April 2009, the FASB amended accounting principles related to determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly (ASC 820). The Company adopted these amended accounting principles in 2009. Since the Company's fair value methodologies were consistent with these amended accounting principles, adoption did not affect the Company's financial statements.

3. Related Party Transactions

In the normal course of business, the Company executes securities transactions on behalf of its Parent and affiliated entities. In addition, the Company has entered into several service level agreements with the Parent and Commerzbank AG New York Branch (the "Branch") to provide various support services. Because of these relationships it is possible that the terms of these transactions are not the same as those that would result from transactions amongst wholly unrelated parties.

Amounts resulting from these and other transactions, at December 31, 2009, which are included in due from affiliates and due to affiliates totaled $751,700 and $4,667,075, respectively.

4. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2009, consist of underwriting fee receivable of $2,020,768 and clearing organization's deposit of $250,000.

5. Employee Benefit Plans

The Company maintains a 401(k) savings plan which is sponsored by the Branch which qualifies under Section 401(k) of the Internal Revenue Code. Under this plan, employees may defer a portion of their compensation subject to the limitations specified by regulations that govern these types of plans. Beginning January 1, 2006, substantially all employees of the Company participated in a defined benefit plan that is also sponsored by the Branch. Beginning January 1, 2007, all new employees must participate in the retirement savings plan that is also sponsored by the Branch.

6. Income Taxes

At December 31, 2009, the Company had a deferred tax asset of $1,287,565 that is included on the Statement of Financial Condition. Deferred tax items arise from temporary differences related primarily to restructuring reserves. Management believes that it is more likely than not that the tax net deferred tax assets will be realized in the future.

7. Net Capital

The Company calculates net capital in accordance with SEC Rule 15c3-1 under the alternative method and is required to maintain minimum net capital, as defined by the SEC and the FINRA. At December 31, 2009, the Company had net capital of $77,463,147 which was $75,963,147 in excess of the required minimum of $1,500,000.

8. Commitments and Contingent Liabilities

The Company is obligated under the terms of a non-cancelable occupancy lease agreement that contains escalation provisions. Subsequently, the Company entered into an agreement to sublet these premises, which ends at the same time as the original occupancy lease in 2013.

The Company is also obligated under the terms of two non-cancelable occupancy lease agreements that contain no escalation provisions, one of which is with the Branch and will expire in 2013. The other agreement will expire in 2015. At December 31, 2009 the future minimum rental commitments under these lease agreements are as follows:

(in thousands) **Years Ending December 31, 2009**	**Commitment**	**Deduct Sublease Rentals**	**Net Rental Commitments**
2010	$ 5,177	$ 3,900	$ 1,277
2011	5,177	4,371	806
2012	5,177	4,843	334
2013	4,306	4,036	270
2014	261	-	261
Thereafter	261	-	261
	$ 20,359	$ 17,150	$ 3,209

The remaining lease commitment with the Branch is $2,347,806 in aggregate.

There are legal actions unasserted and pending against the Company arising out of its normal business operations. In the opinion of management, after consultation with outside counsel, the outcome of these matters will not result in a material adverse effect on the Company's financial position.

9. Subsequent Event

In February 2010, Commerzbank AG approved a plan to combine most of the existing businesses of the Company and Dresdner Kleinwort Securities LLC ("DKS"), an affiliated broker dealer of the Company, by means of a transfer of all of the Company's existing businesses except for AIS to DKS, which transfer would be effected by migration of the employees and customers of the relevant business lines of CCMC to DKS by novation, followed by the winding down of AIS and the liquidation of the Company.